GS Finance Corp. $1,242,000	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-219206
Autocallable GS Momentum Builder® Multi-Asset 5S ER Index-Linked Notes due 2026
guaranteed by
The Goldman Sachs Group, Inc.
This prospectus supplement addendum relates to $1,242,000 principal amount of notes that were offered on August 16, 2018, as described in the accompanying prospectus supplement no. 4,071 dated August 16, 2018.
The call return percentages were incorrectly stated in the table set forth under “Call Observation Dates” on page S-6 and under “Summary Information — Key Terms — Call Observation Dates” on page S-12 in the accompanying prospectus supplement no. 4,071 dated August 16, 2018. Please refer to the corrected information below.
The following table reflects corrected information and replaces, in its entirety, the table set forth under “Call Observation Dates” on page S-6 and under “Summary Information — Key Terms — Call Observation Dates” on page S-12. The amended table below should be read in conjunction with the accompanying prospectus supplement no. 4,071 dated August 16, 2018 (except for the table being replaced), the accompanying prospectus supplement dated July 10, 2017 and the accompanying prospectus dated July 10, 2017:
Call Observation Date	Call Level (Expressed as a Percentage of the Initial Index Level)	Call Return
August 16, 2019	101.5%	11.1%
August 17, 2020	103%	22.2%
August 16, 2021	104.5%	33.3%
August 16, 2022	106%	44.4%
August 16, 2023	107.5%	55.5%
August 16, 2024	109%	66.6%
August 18, 2025	110.5%	77.7%
For the avoidance of doubt, no hypothetical examples or other payment information appearing in the accompanying prospectus supplement no. 4,071 dated August 16, 2018 are affected by this change.
You should read the additional disclosure in the accompanying prospectus supplement no. 4,071 dated August 16, 2018 to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page S-18 of the accompanying prospectus supplement no. 4,071 dated August 16, 2018.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC
Prospectus Supplement No. 4,071 Addendum dated October 2, 2018

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC, or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale.  Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

About Your Prospectus
The notes are part of the Medium-Term Notes, Series E program of GS Finance Corp., and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc.  This prospectus includes this prospectus supplement addendum and the accompanying documents listed below. This prospectus supplement addendum constitutes a supplement to the documents listed below and should be read in conjunction with such documents:
●	Prospectus supplement no. 4,071 dated August 16, 2018
●	Prospectus supplement dated July 10, 2017
●	Prospectus dated July 10, 2017
The information in this prospectus supplement addendum supersedes any conflicting information in the documents listed above.  In addition, some of the terms or features described in the listed documents may not apply to your notes.

VALIDITY OF THE NOTES AND GUARANTEE
In the opinion of Sidley Austin llp, as counsel to GS Finance Corp. and The Goldman Sachs Group, Inc., when the notes offered by this prospectus supplement have been executed and issued by GS Finance Corp., the related guarantee offered by this prospectus supplement has been executed and issued by The Goldman Sachs Group, Inc., and such notes have been authenticated by the trustee pursuant to the indenture, and such notes and the guarantee have been delivered against payment as contemplated herein, (a) such notes will be valid and binding obligations of GS Finance Corp., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (b) such related guarantee will be a valid and binding obligation of The Goldman Sachs Group, Inc., enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated July 10, 2017, which has been filed as Exhibit 5.6 to the registration statement on Form S-3 filed with the Securities and Exchange Commission by GS Finance Corp. and The Goldman Sachs Group, Inc. on July 10, 2017.